

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2011

Via E-mail
Mr. Gilbert L. Danielson
Executive Vice President, Chief Financial Officer
Aaron's, Inc.
309 E. Paces Ferry Road, N.E.
Atlanta, Georgia 30305

> **RE:** **Aaron's, Inc.**
> **Form 10-K for the Year ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for the Period ended September 30, 2011**
> **Filed November 7, 2011**
> **File No. 1-13941**

Dear Mr. Danielson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Results of Operations, page 28

2. Please enhance your disclosure to discuss the business reasons for the changes between periods in the significant line items of each of your segments. At a minimum, you should

discuss the changes in revenues, material expenses and earnings before income taxes for each segment. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.

Item 8 – Financial Statements and Supplementary Data, page 37

Note A – Summary of Significant Accounting Policies, page 44
Disposal Activities, page 45

3. In June 2010, you announced plans to close all of the remaining Aaron's Office Furniture stores. Please tell us what consideration you gave as to whether this division should be presented as discontinued operations. Refer to ASC 205-20.

Goodwill and Other Intangibles, page 46

4. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following:
   - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   - How you weight each of the methods used to value goodwill, including the basis for that weighting;
   - How the methodologies used for valuing goodwill in the current year have changed since the prior year; and
   - To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
     - Identify the reporting unit;
     - The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
     - The amount of goodwill;
     - A description of the assumptions that drive the estimated fair value;
     - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
     - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that undiscounted cash flows is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Form 10-Q for the Period ended September 30, 2011

General

5. Please address the above comments in your interim filings as well, as applicable.

Consolidated Balance Sheets, page 3

6. Please help us understand how you determined that the $41.5 million judgment should not be included in total liabilities.

Note E – Commitments, page 12
Litigation, page 12

7. You recorded a $36.5 million lawsuit expense during the three months ended June 30, 2011 related to the June 14, 2011 jury decision in the *Alford v. Aaron Rents, Inc.* litigation that was originally filed on October 2, 2008. This expense represents approximately 27% of your earnings before income taxes for the nine months ended September 30, 2011. There do not appear to be any disclosures regarding this matter in your Form 10-Q for the period ended March 31, 2011 or in your Form 10-K for the year ended December 31, 2010. Your disclosures on page 52 of the Form 10-K for the year ended December 31, 2010 state that you do not currently believe your exposure to loss under any claims is probable nor can you estimate a range of amounts of loss that are reasonably possible. Please provide us with a comprehensive background and history of this litigation since inception. Please help us understand how you were not in a position to disclose the reasonably possible range of loss related to this litigation in prior periods pursuant to ASC 450.

8. For any significant outstanding matters, including the *Kunstmann et al v. Aaron Rents, Inc.* matter disclosed in your Form 10-K for the year ended December 31, 2010, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, tell us what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the

potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

9. We remind you that Rule 10-01(a)(5) of Regulation S-X states that disclosure of material contingences shall be provided in interim financial statements even though a significant change since year end may not have occurred. Please expand your disclosures as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief